Exhibit 21.1

Twist Bioscience Corporation Subsidiaries

Twist Bioscience Corporation has the following subsidiaries:

1.	Twist Bioscience Worldwide, a Cayman Islands exempted company.

2.	Genome Compiler Corporation, a Delaware corporation, which itself owns Twist Bioscience Israel Ltd. (formerly “Genome Compiler Israel Ltd.”), an Israeli company.

3.	Twist Bio Computing, LLC, a Delaware limited liability company.

4.	Twist Pharmaceutical Solutions, LLC, a Delaware limited liability company.